AB* 3/2

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SEC MAIL PROCESSING SECTION
RECEIVED
FEB 27 2007
WASH, D.C.
156

ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-050520

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **CAPITAL RESOURCE FINANCIAL SERVICES LLC**

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 PARKLANDS DRIVE
(No. and Street)

DARIEN	**CT**	**06820**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID BARNETT **(212) 223-8290**
(Area Code - Telephone Number)

B.ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KAUFMANN, GALLUCCI & GRUMER LLP
(Name - if individual, state last, first, middle name)

80 BROAD STREET, SUITE 1901,	**NEW YORK**	**NY**	**10004**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 12 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMS control number.

AB 3/9

OATH OR AFFIRMATION

I, ALAN RESLER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CAPITAL RESOURCE FINANCIAL SERVICES LLC, as of DECEMBER 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Treasurer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Independent auditor's report on internal control.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

CAPITAL RESOURCE
FINANCIAL SERVICES LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

CAPITAL RESOURCE FINANCIAL SERVICES LLC

INDEX

	Page
Independent Auditor's Report	1
Statement of financial condition	2
Notes to the statement of financial condition	3-4

KAUFMANN, GALLUCCI & GRUMER LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Member of Capital Resource Financial Services LLC:

We have audited the accompanying statement of financial condition of Capital Resource Financial Services LLC (the "Company") as of December 31, 2006 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements as well as assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Capital Resource Financial Services LLC as of December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

New York, New York
January 22, 2007

Kaufmann Gallucci & Grumer LLP

CAPITAL RESOURCE FINANCIAL SERVICES LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

Cash and cash equivalents	$	45,791
Prepaid expenses		367,473
TOTAL ASSETS	$	413,264

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	15,000
Member's equity		398,264
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	413,264

The accompanying notes are an integral part of this financial statement.

CAPITAL RESOURCES FINANCIAL SERVICES LLC
NOTES TO THE STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

NOTE 1 - ORGANIZATION

Capital Resource Financial Services, LLC, (the "Company") is a wholly owned subsidiary of Capital Resource Holdings, LLC (the Parent) and is economically dependent on the Parent and its affiliates. The Company is a broker-dealer in securities, which is regulated by industry rules developed through the Securities Exchange Act of 1934 and rules and regulations of the National Association of Securities Dealers.

Until March 2003, the Company cleared all securities transactions through clearing brokers on a fully disclosed basis. During 2003, the Parent sold substantially all of the assets of the Company to a major bank. Since then the Company has limited its activities to the collection, from time to time, of fees arising from its prior activities.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition, and the reported amounts of revenues and expenses during the year then ended. Actual results could differ from those estimates.

Revenues are recognized when the amounts are known and collection is determined as probable.

Cash and cash equivalents consists of cash and highly liquid investments with maturities of 90 days or less.

The Company maintains its cash in bank accounts, which, at times, may exceed federally insured limits.

The Company is a single member limited liability company and is treated as a "disregarded entity" for tax purposes. Thus the Company's assets, liabilities, and items of income, deductions, and tax credits are treated as those of the member owner who is responsible for including the Company in its tax reports.

CAPITAL RESOURCES FINANCIAL SERVICES LLC
NOTES TO THE STATEMENT OF FINANCIAL CONDITION
(continued)
DECEMBER 31, 2006

NOTE 3 - RELATED PARTY TRANSACTIONS

As more fully described in note one, the Company is a component of a larger business enterprise. Prepaid expenses represents funds advanced to the Parent Company and serving as a prepayment of the expenses that are being allocated to it, as described above.

NOTE 4 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. At December 31, 2006, the Company had net capital of approximately $30,000 which was $25,000 in excess of the required minimum net capital at that date of $5,000. In addition, at December 31, 2006, the ratio of aggregate indebtedness to net capital is approximately 49%

END